SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal year ended June 30, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 34-24802

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

EDELBROCK CORPORATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Edelbrock Corporation
2700 California Street
Torrance, California 90503

REQUIRED INFORMATION

Financial Statements

     The Edelbrock Corporation 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

1.	Statements of Net Assets Available For Plan Benefits as of June 30, 2001 and 2000

2.	Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2001

3.	Notes to Financial Statements

4.	Supplemental Schedule

Exhibits

23	Consent of Ahlstrom & Baker

EDELBROCK CORPORATION
401(k) PLAN

Financial Statements
and Supplemental Schedule

June 30, 2001

With Independent Auditor’s Report

EDELBROCK CORPORATION
401(k) PLAN

Page(s)

Independent Auditor’s Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of June 30, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2001	3
Notes to Financial Statements	4-8
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year as of June 30, 2001	9

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Ahlstrom & Baker

Independent Auditor’s Report

To the Trustees of
Edelbrock Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Edelbrock Corporation 401(k) Plan as of June 30, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended June 30, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Edelbrock Corporation 401(k) Plan as of June 30, 2001 and 2000 and the changes in net assets available for benefits for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahlstrom & Baker

February 13, 2002

EDELBROCK CORPORATION
401(k) PLAN

Statements of Net Assets Available for Benefits

June 30, 2001 and 2000

	2001	2000

Assets:
Investments, at fair value:
Mutual funds	$8,654,025	$2,000,254
Edelbrock Corporation common stock	7,951,119	—
Participant loans receivable	793,113	60,360

Total investments	17,398,257	2,060,614

Receivables:
Employer’s contribution	563,355	113,078
Participants’ contributions	27,424	—
Due from Edelbrock Corp. ESOP Stock Bonus Portion	—	9,089
Due from Edelbrock Corporation Foundry 401(k) Plan	1,320	—

Total receivables	592,099	122,167

Cash	62,868	66,678

Total assets	18,053,224	2,249,459

Liabilities:
Accrued expenses	—	8,238
Due to Edelbrock Corporation Foundry 401(k) Plan	—	12,126
Other	—	1,203

Total liabilities	—	21,567

Net assets available for benefits	$18,053,224	$2,227,892

The accompanying notes are an integral part of these financial statements.

EDELBROCK CORPORATION
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended June 30, 2001

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(204,845)
Dividends and capital gains	376,408
Interest	17,614

Total investment income	189,177

Contributions:
Employer	582,550
Participants’ deferrals	542,670

Total contributions	1,125,220

Total additions	1,314,397

Deductions from net assets attributed to:
Benefits paid to participants	196,196
Administrative expenses	28,289

Total deductions	224,485

Net increase before transfer of assets	1,089,912
Transfer of assets to Plan from other plans:
Edelbrock Corporation ESOP Stock Bonus Portion	13,322,752
Edelbrock Corporation ESOP Money Purchase Pension Portion	1,412,668

Total transfer of assets to Plan	14,735,420

Net increase	15,825,332
Net assets available for benefits:
Beginning of year	2,227,892

End of year	$18,053,224

The accompanying notes are an integral part of these financial statements.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2001

1. Description of Plan

The following description of Edelbrock Corporation (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees who have one year of service and are age eighteen or older are eligible to participate in the Plan (prior to April 1, 2001, the age requirement was twenty-one). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective April 1, 2001, the Board of Directors approved the restatement of the Plan and adopted the John Hancock Nonstandardized 401(k) Profit Sharing Plan. Effective April 2, 2001, the Board of Directors of the Company approved the merger of the Edelbrock Corporation Employee Stock Ownership Plans, Stock Bonus Portion and Money Purchase Pension Portion, into the Plan.

In addition, effective July 1, 2001, the Company made the decision to change the Plan record keeper from Buck Consultants to John Hancock Retirement Services. In order to insure an accurate transfer of participant account information, a transition and blackout period for participant-directed investment decisions was put in place from April 1 to June 30, 2001.

Contributions

Each year participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Each year the Company may make a matching contribution related to the participant’s 401(k) deferral, as determined by the Company’s Board of Directors. During the fiscal year ended June 30, 2001, the Company matched participant contributions at 50 percent up to the first 4 percent of the participant’s deferred contributions. In addition, the Company, at its discretion, may make additional contributions to the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company matching contribution as well as an allocation of the discretionary contribution, Plan earnings and expenses, and forfeitures of terminated participants’ nonvested accounts. Allocations are

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2001

1. Description of Plan (continued)

Participant Accounts (continued)

based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution plus actual earnings thereon is based on years of service. Participants begin vesting after three years of credited service and become 100 percent vested after seven years of credited service. Participant accounts are deemed 100 percent vested upon death, disability or attaining age 65.

Investment Options

Prior to April 1, 2001, participants directed the investment of their accounts into the following investment options offered by the American Funds Group:

The Cash Management Trust of America
The Growth Fund of America
Washington Mutual Investors Fund
The Income Fund of America
The Bond Fund of America
EuroPacific Growth Fund

During the blackout period from April 1 to June 30, 2001, the participant-directed investments in mutual funds offered by the American Funds Group were transferred into comparable mutual funds offered by John Hancock Funds, Inc. In addition, participant contributions during the blackout period were invested according to the same mapping scenario.

Effective July 1, 2001, participants will direct the investment of their accounts into the following investment options:

John Hancock Stable Value Trust
John Hancock Strategic Income Fund A
John Hancock Balanced Fund A
John Hancock Large Cap Value Fund A
John Hancock Global Fund A
John Hancock Core Growth Fund A
John Hancock Small Cap Value Fund A
Gabelli Growth Fund
Janus Worldwide Fund
Janus Growth and Income Fund
Edelbrock Stock Fund

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2001

1. Description of Plan (continued)

Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans fund. Loan terms are up to 5 years, except in the case of a purchase of a primary residence, which may have a maximum term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 8.75 percent to 10.50 percent. Principal and interest are normally paid ratably through payroll deductions.

Payment of Benefits

Upon retirement, disability, death or termination of employment, a participant receives a lump-sum distribution in an amount equivalent to their vested account balance. The Plan allows in-service withdrawals under certain conditions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan. The investment in Edelbrock common stock is valued at the quoted market price. Participant loans receivable are valued at cost which approximates fair value.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2001

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Expenses

Expenses are paid by the Plan, unless paid by the Company at its option.

3. Income Tax Status

The Plan obtained its latest determination letter on June 8, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4. Transfer of Assets to Plan from Other Plans

In connection with the merger of the Edelbrock Corporation Employee Stock Ownership Plans, Stock Bonus Portion and Money Purchase Pension Portion, into the Plan, the following assets, as well as the related participant account balances, were transferred to the Plan on or around April 2, 2001:

	Stock Bonus	Money Purchase
	Portion	Pension Portion

Cash	$5,471,707	$614,203
Edelbrock Corporation common stock	7,057,622	798,465
Participant loans receivable	793,423	—

	$13,322,752	$1,412,668

As mentioned in Note 1, the Plan’s investments were in a blackout period from April 1 to June 30, 2001. As a result, the participant accounts of the merged plans which were liquidated to cash and transferred to the Plan were invested in the John Hancock Strategic Income Fund. In addition, the participant accounts of the merged plans which held Company common stock and transferred to the Plan were still invested in the Company common stock, however in early July 2001 these investments were unitized into an Edelbrock Stock Fund.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2001

5. Investments

     The following is a summary of Plan investments as of June 30, 2001 and 2000. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	2001	2000

Investments, at fair value:
Shares in register investment companies (mutual funds):
John Hancock Strategic Income Fund A	$6,473,565	$—
John Hancock Core Growth Fund A	1,110,393	—
The Growth Fund of America	—	979,563
Washington Mutual Investors Fund	—	434,585
The Income Fund of America	—	167,614
The Bond Fund of America	—	111,236
EuroPacific Growth Fund	—	282,364
Other mutual funds	1,070,067	24,892

Total mutual funds	8,654,025	2,000,254
Edelbrock Corporation common stock	7,951,119	—
Participants loans receivable	793,113	60,360

	$17,398,257	$2,060,614

     During the year ended June 30, 2001, the Plan’s investments had the following investment income:

Investment income:
Net appreciation (depreciation):
Mutual funds	$(276,780)
Common stock of Edelbrock Corporation	71,935

		(204,845)
Interest, dividends and capital gains:
Mutual funds	376,408
Participant loans	17,614

		394,022

		$189,177

SUPPLEMENTAL SCHEDULE

EDELBROCK CORPORATION
401(k) PLAN
(EIN 33-0627520 Plan 003)
Schedule of Assets Held for Investment Purposes at End of Year
(Schedule H, Part IV, Item 4i — Form 5500)

June 30, 2001

	(b)Identity of issuer				(e)Current
(a)	or borrower	(c)Description of investment	Shares	(d)Cost	value

				(a)
		Shares of registered investment company:
	John Hancock	Stable Value Trust	43,494.820		$43,495
		Strategic Income Fund A	982,331.305		6,473,565
		Balanced Fund A	3,565.019		44,135
		Large Cap Value Fund A	27,581.920		614,801
		Global Fund A	24,747.529		241,783
		Core Growth Fund A	79,712.332		1,110,393
		Small Cap Value Fund A	874.803		20,103
	Gabelli	Growth Fund	1,174.544		36,622
	Janus	Worldwide Fund	700.003		22,834
		Growth and Income Fund	2,889.808		46,294
*	Edelbrock Corp	Common stock	716,317.023		7,951,119
*	Participant loans	Notes with interest rates of 8.75% to 10.5% due within 15 years			793,113

					$17,398,257

(a)	Historical cost information is not required for participant-directed investments.

*	A party-in-interest as defined by ERISA.

See accompanying independent auditor’s report.

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDELBROCK CORPORATION 401(k) PLAN

Date: April 4, 2002	By:	/s/ Christina Edelbrock

Christina Edelbrock Trustee

By:	/s/ Wayne Murray

Wayne Murray Trustee

By:	/s/ Timothy Pettit

Timothy Pettit Trustee